Exhibit 99.44

First Phosphate Provides Perspective on Recent Trading Activity in its Common Shares

Saguenay, Quebec--(Newsfile Corp. - October 17, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) provides its perspective on recent volume increases and price volatility in the trading of its common shares.

On October 9, 2025, China’s Ministry of Commerce announced broad new unilateral export controls on rare earth and other processed critical materials including lithium iron phosphate (“LFP”) cathode active material (“CAM”), and certain related equipment and technologies. Such restrictions, under Ministry of Commerce Notice No 55-62, are to come into effect as of November 8, 2025.

Following the announcement, the shares of First Phosphate and certain other publicly traded entities with interests or operations associated with the exploration, mining, processing and/or manufacture of materials and technologies subject to these export controls experienced large volume increases and price volatility.

If implemented, these export controls on LFP CAM are expected to impact various industries around the world that rely on such technologies and inputs including energy storage, AI data centers, robotics, mobility, defense and electric vehicles. LFP batteries represent a majority of all global electric battery production most of which is manufactured in China.

First Phosphate has been fully dedicated to onshoring the LFP battery supply chain in North America through its proposed development of mining and downstream processing of North American critical minerals.

First Phosphate has recently produced perhaps the first ever commercial-grade LFP 18650 battery cells using North American critical minerals. Please see: https://firstphosphate.com/north-american-lfp-battery-cells.

The high-purity phosphoric acid and iron powder for these LFP 18650 battery cells was produced from rare igneous anorthosite rock extracted from the First Phosphate Bégin-Lamarche property in the Saguenay–Lac-Saint-Jean region of Quebec, Canada.

First Phosphate’s recent white paper on Securing North American Phosphate Supply for LFP Cathode Materials recently received a “Met” Rating from the Defense Industrial Base Consortium which emphasized that “phosphate, particularly for use in LFP CAM, is essential to national defense. Demand for LFP batteries is likely to continue to increase and having a domestic source greatly reduces dependency on China and their control over the LFP market.” Please see: https://firstphosphate.com/dibc

Given these recent developments, First Phosphate looks to accelerate its mine-to-market LFP battery supply chain strategy for North America in the markets of energy storage, data centers, robotics, mobility, defense and electric vehicles.

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/270813_1fa17e4f44c1ab5c_001full.jpg

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101").

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and defense.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay–Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Alexis de la Renaudière

Team Lead, Business Development

alexis@firstphosphate.com

Tel : +1 (438) 992-8985

Armand MacKenzie

President

armand@firstphosphate.com

Tel : +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to: the Company’s plans for vertical integration into North American supply chains; the scope and implementation of the announced Chinese export controls announced on October 10, 2025 (the “Export Controls”); the impact of the Export Controls on various industries around the world such as energy storage, AI data centers, robotics, mobility, defense and electric vehicles; First Phosphate’s onshoring of the LFP battery supply chain in North America through its proposed development of mining and downstream processing of North American critical minerals; and the acceleration of First Phosphate’s mine-to-market LFP battery supply chain strategy for North America in the markets of energy storage, data centers, robotics, mobility, defense and electric vehicles.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, as well as, any amendment to the content or adoption of the Export Controls as announced, and any commercial or geopolitical responses to such Export Controls. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; government relations and actions being consistent with Company expectations, and the Export Controls being adopted as announced. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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